EXHIBIT 12

SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	2004	2003	2002	2001	2000
Income (loss) before provision (benefit) for taxes on income	$ 26,396	$ (53,625)	$ (255,653)	$ (317,305)	$ (65,339)
Add - Fixed charges net of capitalized interest	21,221	24,868	6,587	1,617	411
Income before taxes and fixed charges (net of capitalized interest)	47,617	(28,757)	(249,066)	(315,688)	(64,928)
Fixed charges:					
Interest	15,771	19,467	4,227	-	-
Amortization of debt issuance costs	2,176	1,936	-	-	-
Capitalized interest	-	-	-	-	-
Estimated interest component of rental expense	3,274	3,465	2,360	1,617	411
Total	21,221	24,868	6,587	1,617	411
Ratio of earnings before taxes and fixed charges, to fixed charges	2.2	(1)	(2)	(3)	(4)

(1) As a result of losses incurred in fiscal 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $54 million

(2) As a result of the loss incurred in fiscal 2002, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2002 was approximately $256 million

(3) As a result of the loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2001 was approximately $317 million

(4) As a result of the loss incurred in fiscal 2000, the Company was unable to fully cover fixed charges. The amount of such deficiency during fiscal 2000 was approximately $65 million